SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 October 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

26 October 2014

LLOYDS BANKING GROUP PASSES EBA STRESS TEST

Lloyds Banking Group plc (the 'Group'), together with 122 other financial institutions across Europe has been subject to the 2014 EU-wide stress test conducted by the European Banking Authority (the 'EBA').

The Group welcomes this assessment of the resilience to adverse market developments and its contribution to the overall assessment of systemic risk in the EU financial system. The test assesses banks' capital adequacy against a 5.5 per cent Common Equity Tier 1 (CET1) capital benchmark.

The Group meets all the capital benchmarks set out for the purpose of the stress test. In the adverse scenario its estimated CET1 ratio, using the CRD IV transitional rules as implemented in the UK by the PRA, falls from 10.2 per cent at 31 December 2013 to 6.2 per cent at 31 December 2016. The Group is not required to take any action as a result of this stress test and will continue to ensure that its robust capital position is maintained. The stress tests were calculated using a prescribed and standardised methodology and are based on a static balance sheet as at December 2013.

The CRD IV rules as implemented in the UK are significantly more onerous than the minimum transitional rules allowed for in CRD IV and generally applied across other European jurisdictions in the EBA stress test. If the Group's results were restated on that basis then its CET1 ratio would start at 13.8 per cent at 31 December 2013 and fall to around 9.6 per cent at 31 December 2016 in the adverse scenario.

Due to the materially different approaches to transitional phasing of CRD IV rules across Europe, the EBA have also disclosed the results on a CRD IV fully loaded basis for comparability purposes. The Group's result on this basis is a CET1 ratio of 6.0 per cent in 2016.

Given the results are based on a static balance sheet; the significant progress made by the Group in 2014 is not reflected on either a transitional or fully loaded basis. In the first half of 2014 the Group generated a 1 per cent increase in its CET1 ratio from underlying earnings growth and de-risking of the balance sheet with further progress seen through Q3. The Group has also issued Additional Tier 1 contingent capital in H1 2014 which, if it were included, would contribute around a further 2 per cent to the CET1 ratio in the stress scenario.

The PRA continues to monitor UK banks against its own stress scenarios, which contain material methodology differences to those of the EBA test. This limits the ability to draw direct comparisons between the two. The results of the PRA stress test will be disclosed on 16 December 2014.

Further details

Further details with respect to the Group's financial performance and future business strategy will be available on 28 October when we issue our 2014 Q3 Results and Strategic Update.

The detailed results of the stress test in relation to all participating banks under the baseline and adverse scenarios as well as information on the banks' credit exposures and exposures to central and local governments are published on the EBA website. The disclosure tables are based on the common format provided by the EBA. The disclosure template in relation to the Group is also available on the Group's website,
www.lloydsbankinggroup.com/investors/shareholder-info/eba-capital-assessment/

Notes to Editors

Details of the EBA prescribed methodology for the stress test is outlined in the attached https://www.eba.europa.eu/-/eba-publishes-common-methodology-and-scenario-for-2014-eu-banks-stress-test

The key economic assumptions in the adverse scenario included the UK house price index falling 19 per cent and unemployment peaking at 11.5 per cent, resulting in a material impact on UK mortgages.

The methodology includes a number of conditions and assumptions which result in a modelled reduction in the CET1 ratio, which exceeds that which would result from the economic scenario alone, and which are not reflected in the PRA stress. Examples include:

•	Assumption of a static balance sheet (i.e. total assets remain at 2013 level)

•	Net Interest Income capped at 2013 levels

•	Costs floored at 2013 levels, which for LBG means that simplification costs are assumed to run throughout the stress period, equating to around £2.5 billion of additional costs

The PRA Transitional phasing of CRD IV rules differs materially from the minimum transitional phasing allowed for in CRD IV and generally applied across other European jurisdictions, specifically in the treatment of deductions for Investment in Insurance, Deferred Tax Assets, Intangibles, Goodwill and Excess Expected Loss. Whilst these deductions are phased in as part of the minimum transitional phasing applied across other European jurisdictions, the PRA applies no phasing to these with full deduction from capital.

Neither the baseline scenario nor the adverse scenario illustrated in the templates should in any way be construed as a forecast, or be directly compared to other information published by the Group. These results do not take into account future business strategies and management actions and are not a predictor of future financial outcomes.

- END -

For further information:

Investor Relations

Douglas Radcliffe                                                                           +44 (0) 7841 011 342
Interim Investor Relations Director                                             +44 (0) 20 7356 1571
Email: douglas.radcliffe@finance.lloydsbanking.com

Mike Butters                                                                                   +44 (0) 7802 333 586
Director, Investor Relations                                                         +44 (0) 20 7356 1187
Email: mike.butters@finance.lloydsbanking.com

Duncan Heath                                                                                 +44 (0) 7584 607 434
Director, Investor Relations                                                          +44 (0) 20 7356 1585
Email: duncan.heath@finance.lloydsbanking.com

Corporate Affairs

Matt Young                                                                                     +44 (0) 20 7356 2231
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

Ed Petter                                                                                          +44 (0) 20 8936 5655
Media Relations Director
Email: ed.petter@lloydsbanking.com

Priscilla Wittig                                                                                +44 (0)7500 074 458
Media Relations Manager, Corporate
Email: priscilla.wittig@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; terrorist acts, geopolitical events and other acts of war or hostility, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the European Union (EU), the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory scrutiny, legal proceedings, regulatory and competition investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 27 October 2014